John Hancock Life Insurance Company (U.S.A.) A Stock Company

SUPPLEMENTARY BENEFIT

Accelerated Death Benefit for Terminal Illness Rider

In this rider, “Accelerated Death Benefit” refers to an acceleration of a portion of your life insurance benefits as described herein.

If the Accelerated Death Benefit is paid, values under the policy will be reduced such as the Death Benefit, Policy Value, Cash Surrender Value, Cost of Insurance Charge and/or premium (as applicable).

Receipt of the Accelerated Death Benefit is intended to qualify for favorable tax treatment under section 101(g) of the Internal Revenue Code of 1986, as amended, and is not intended to provide long-term care insurance coverage. Accelerated Death Benefits may affect your eligibility for public assistance programs such as Medicaid, aid to families with dependent children, and supplemental security income.

You should seek additional information from your personal tax advisor before taking an accelerated benefit. You must voluntarily claim the Accelerated Death Benefit. We will not pay an Accelerated Death Benefit if the claim is made on behalf of a creditor or for government benefits.

This rider attaches to and forms part of your policy. Unless this rider states otherwise, the provisions set out in your policy will apply to this rider. Terms that are not defined herein have the same meaning as set forth in the policy. Should any provisions in the policy conflict with this rider, the provisions of this rider will prevail.

1. EFFECTIVE DATE

This rider is effective on the date we attach it to your policy.

2. DEFINITIONS

Accelerated Death Benefit means the amount of the policy’s Eligible Death Benefit that is accelerated, as further described in the Accelerated Death Benefit provision of this rider.

Conditions of Payment means the requirements that must be fulfilled before we will pay the Accelerated Death Benefit. These requirements are set forth in the Conditions of Payment provision of this rider.

Due Proof means written documentation satisfactory to us describing and confirming that the Life Insured is Terminally Ill. In order to establish Due Proof, we must receive written notice of a diagnosis by a Physician that the Life Insured is Terminally Ill. We may require clinical, radiological, histological, and laboratory evidence of the diagnosis (as applicable). We may also require, at our expense, an examination or tests by a Physician of our choice. If a difference of opinion occurs between the Life Insured’s Physician and our Physician, a third opinion will be obtained, at our expense, from a Physician agreed upon by both you and us. This third opinion will be final.

Eligible Death Benefit means the amount of the policy’s Death Benefit that may be accelerated, as further described in the Eligible Death Benefit provision of this rider.

Face Amount means either the Face Amount or the Total Face Amount under your policy (as applicable).

Flexible Premium Life Insurance Policy means the individual Flexible Premium Universal Life Insurance, Flexible Premium Indexed Universal Life Insurance, or Flexible Premium Variable Universal Life Insurance policy issued by the Company to which this rider is attached (if applicable).

Physician means any person licensed in the United States of America as a Medical Doctor (M.D.) or Doctor of Osteopathy (D.O.) practicing within the scope of his or her license issued by the jurisdiction in which the services are rendered.

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3. DEFINITIONS (continued)

Term Life Insurance Policy means the Individual Term Life Insurance policy issued by the Company to which this rider is attached (if applicable).

Terminal Illness means a diagnosis by a Physician of a medical condition that is expected to result in death of the Life Insured within one year.

Terminally Ill means the Life Insured has received a Terminal Illness diagnosis.

4. ACCELERATED DEATH BENEFIT

If you meet the Conditions of Payment, we will pay you an Accelerated Death Benefit of an amount requested by you up to 50% of the Eligible Death Benefit, subject to a maximum of $ 1,000,000, less any amounts previously accelerated under any other riders attached to the policy. The Accelerated Death Benefit shall be at least equal to the acceleration percentage multiplied by the difference between the current policy cash value and any outstanding Policy Debt.

The Accelerated Death Benefit will be paid to you, your estate or an alternative payee designated by you or your legal representative. If more than one policyowner makes a claim, we will pay the Accelerated Death Benefit in the same proportion each has in the policy.

The Accelerated Death Benefit is payable immediately upon our approval of all documentation necessary to satisfy the Conditions of Payment. The Accelerated Death Benefit will be paid as a single lump sum payment. We will not pay the Accelerated Death Benefit if it would be less than $10,000.

After we have paid the Accelerated Death Benefit, the rider will terminate and you will not be able to make any further claims under an accelerated benefit rider for terminal illness on this policy, even if the Accelerated Death Benefit paid is less than the Eligible Death Benefit.

If we receive due proof of the Life Insured’s death after you invoke this benefit, but before we pay the Accelerated Death Benefit, we will cancel the Accelerated Death Benefit and pay the Death Benefit proceeds as described in the policy.

5. ELIGIBILITY FOR ACCELERATED DEATH BENEFIT

You are eligible to accelerate the Death Benefit under your policy if the Life Insured is Terminally Ill.

If this rider is attached to a Term Life Insurance policy, the policy must have at least one year remaining prior to the Expiry Date to be eligible to accelerate the Death Benefit.

6. CONDITIONS OF PAYMENT

You must meet the following conditions before we will pay an Accelerated Death Benefit:

(a)	We must receive Due Proof that the Life Insured is Terminally Ill.

(b)	Any irrevocable beneficiary or assignee under the policy must consent in writing in a manner that is satisfactory to us that we can pay the Accelerated Death Benefit.

(c)

We must receive a completed claim form. We will send you a claim form within 15 days from the date we receive your request for an Accelerated Death Benefit payment. If we fail to send the claim form within 15 days from the date we receive your request, you can submit Due Proof to us in writing without the claim form. We will pay the Accelerated Death Benefit immediately upon our receipt of Due Proof.

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7. ELIGIBLE DEATH BENEFIT

The Eligible Death Benefit for the policy is equal to the greater of (a) or (b), where

(a)	is the Minimum Death Benefit (if any) minus any Policy Debt (if applicable); and

(b)	is an amount equal to (i) plus (ii) minus (iii), where:

(i)	is the Death Benefit;

(ii)	any death benefit payable under any supplementary benefit rider that has a cost of insurance charge; and

(iii)	is the Policy Debt (if any).

The supplementary benefit riders in (b)(ii) above do not include any accidental death coverage.

8. RIDER CHARGE

There is no premium due or Monthly Deduction for this rider.

9. DEATH BENEFIT REDUCTION

Upon acceleration, we will reduce the Eligible Death Benefit by (a) plus (b), where:

(a)	is the Accelerated Death Benefit; and

(b)	is one year of interest charged on the Accelerated Death Benefit.

The interest rate charged for this benefit will not exceed the greater of (a) or (b), each as of the calendar month ending two months before the beginning of the month in which the date of your request for payment of the Accelerated Death Benefit under this rider falls, where:

(a)	the rate used to compute the cash surrender values under the policy during the applicable period plus one percent per annum.

(b)	is the Moody’s Corporate Bond Yield Average-Monthly Average Corporates.

For example, when calculating the interest rate charged for this benefit for requests made in April, we will use January rates for the rates referenced in (a) and (b) above.

Moody’s Corporate Bond Yield Average-Monthly Average Corporates referred to above is published in the United States by Moody’s Investors Service, Inc. In the event it is no longer published, we will use a similar average published by another comparable United States bond rating agency.

For Term Life Insurance policies that do not have a cash surrender value, (a) above is not applicable.

For Flexible Premium Life Insurance Policies, the rate used to compute cash surrender values under the policy is the current rate of interest credited to the Guaranteed Interest Account (or Fixed Account, if variable life).

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10. EFFECT OF ACCELERATED DEATH BENEFIT ON TERM LIFE INSURANCE POLICIES

The following provisions describe the effect of an acceleration of the Death Benefit on Individual Term Life Insurance policies. Upon your request for payment of the Accelerated Death Benefit under this rider, we will furnish you and any irrevocable beneficiary with a statement showing the effect of the Accelerated Death Benefit on the policy’s Death Benefit, premium, and any applicable Net Cash Surrender Value, Endowment Benefit and/or Policy Debt. We will provide this statement again upon payment of the Accelerated Death Benefit..

Effect on Face Amount

Payment of the Accelerated Death Benefit will reduce the Face Amount of your policy.

The reduced Face Amount will be equal to the Face Amount immediately before the payment of the Accelerated Death Benefit multiplied by (a) divided by (b), where:

(a)	is the reduced Eligible Death Benefit immediately after the payment of the Accelerated Death Benefit;

(b)	is the Eligible Death Benefit immediately before the payment of the Accelerated Death Benefit.

If the policy contains restrictions on the amount, timing, and number of Face Amount decreases, we will waive those restrictions in this instance.

Face Amount reductions resulting solely from the payment of Accelerated Death Benefits will not be subject to any charges normally imposed by the policy for a reduction in Face Amount.

Effect on Cash Surrender Value

Any Net Cash Surrender Value and/or Endowment Benefit will be reduced by the same percentage as the Face Amount.

Effect on Premiums

Any premiums payable following payment of the Accelerated Death Benefit will be adjusted to reflect the premium that would apply had the policy been issued at the reduced Face Amount.

11. EFFECT OF ACCELERATED DEATH BENEFIT ON FLEXIBLE PREMIUM LIFE INSURANCE POLICIES

The following provisions describe the effect of an acceleration of the Death Benefit on Flexible Premium Life Insurance Policies. Upon your request for payment of the Accelerated Death Benefit under this rider, we will furnish you with a statement showing the effect on the policy’s Death Benefit, Cost of Insurance Charges, Policy Value, Net Cash Surrender Value, and any Policy Debt. We will provide this statement again upon payment of the Accelerated Death Benefit.

Effect on Face Amount

Payment of the Accelerated Death Benefit will reduce the Face Amount of your policy. For purposes of this provision, “Face Amount” includes any applicable “Base Face Amount” and “Supplemental Face Amount” under the policy. The payment of Accelerated Benefits will reduce any Base Face Amount, Supplemental Face Amount, and the death benefit provided by a supplementary benefit rider that has a cost of insurance charge by the same percentage.

The reduced Face Amount will be equal to the Face Amount immediately before the payment of the Accelerated Death Benefit multiplied by (a) divided by (b), where:

(a)	is the reduced Eligible Death Benefit for the policy immediately after the payment of the Accelerated Death Benefit;

(b)	is the Eligible Death Benefit for the policy immediately before the payment of the Accelerated Death Benefit.

If the policy permits a decrease in the Face Amount, we will waive the policy restrictions on the amount, timing, and number of such decreases.

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10. EFFECT OF ACCELERATED DEATH BENEFIT ON FLEXIBLE PREMIUM UNIVERSAL LIFE POLICIES (continued)

Face Amount reductions resulting solely from the payment of Accelerated Death Benefits will not be subject to any charges normally imposed by the policy for a reduction in Face Amount.

Effect on Cash Surrender Value and Policy Value

The Cash Surrender Value will be reduced by the same percentage as the Face Amount.

The Policy Value will be reduced by the same percentage as the Face Amount. We will allocate the reduction of Policy Value from the same accounts and in the same manner as withdrawals, as described in the policy.

Effect on Other Policy Features

If the policy contains a Death Benefit Protection provision, Persistency Credit provision, or Cumulative Guarantee provision, we will reduce the Death Benefit Protection Value, Persistency Measure, and the Cumulative Guarantee Policy Value by the same percentage as the Face Amount.

If the policy contains a No- Lapse Guarantee provision, the values associated with the No- Lapse Guarantee Cumulative Premium Test will be reduced by the same percentage as the Face Amount.

Any future scheduled increases in Supplemental Face Amount will be cancelled.

Any future increases in the death benefit payable under a supplementary benefit rider will be cancelled.

Effect on Cost of Insurance Charges and other Monthly Deductions

The Cost of Insurance Charge following payment of the Accelerated Death Benefit will be adjusted to the Cost of Insurance Charge that would apply to the remaining Death Benefit and Net Amount at Risk.

The effect, if any, of the reduction in Face Amount on other Monthly Deductions will be as described in the policy.

12. EFFECT ON POLICY DEBT

If there is a policy loan, then upon payment of the Accelerated Death Benefit we will reduce the Policy Debt by the same percentage as the Face Amount.

13. EFFECT ON ACCIDENTAL DEATH BENEFIT COVERAGE

If your policy includes an accidental death benefit provision, the payment of the Accelerated Death Benefit will not affect any accidental death benefit.

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14. GENERAL PROVISIONS

Termination of this Rider

This rider will terminate on the earliest of the following dates:

(a)	the date we receive your Written Request to discontinue this rider;

(b)	the date the policy terminates;

(c)	one year before the Expiry Date of the policy; or

(d)	the date we pay the Accelerated Death Benefit under this rider.

The termination of this rider will not prejudice the payment of benefits for any Terminal Illness if the Conditions of Payment were met while this rider was In Force.

Reinstatement of this Rider

This rider may be reinstated according to the reinstatement provisions of the policy to which it is attached, so long as this rider is In Force at the time the policy terminates.

Signed for the Company by:

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